BioHarvest Sciences Inc.

Consolidated Financial Statements

For the Year Ended December 31, 2024

Expressed in U.S. dollars in thousands

BioHarvest Sciences Inc.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

TABLE OF CONTENTS

Page

Report of Independent registered public accounting firm (BDO Ziv Haft; Tel-Aviv, Israel; PCAOB ID#1185)	2
FINANCIAL STATEMENTS:
Consolidated Statements of Financial Position	3
Consolidated Statements of Loss and Other Comprehensive Loss	4
Consolidated Statements of Changes in Shareholders' Equity (Deficit)	5
Consolidated Statements of Cash Flows	6
Notes to Consolidated Financial Statements	7-57

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of BioHarvest Sciences Inc.

British Columbia, Canada

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of BioHarvest Sciences Inc. and its subsidiaries (the "Company") as of December 31, 2024 and 2023 and the related consolidated statements of loss and other comprehensive loss, changes in shareholders’ equity (deficit), and cash flows for each of the years then ended and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and 2023 and the results of its operations and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Interpretations (collectively IFRS Accounting Standards).

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1B to the consolidated financial statements, the Company incurred losses from operations since its inception, and as of December 31, 2024, the Company has an accumulated deficit of $96,418 thousand. In addition, the Company generated negative cash flows from operating activities of $6,684 thousand and a loss in the amount of $12,913 thousand for the year ended December 31, 2024. These factors raise a substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1B. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2019.

Tel-Aviv, Israel	Ziv Haft
March 31, 2025	Certified Public Accountants (Isr.)
BDO Member Firm

BioHarvest Sciences Inc. and its subsidiaries

Consolidated Statements of Financial Position

USD dollars in thousands

		As of December 31,
	Note	2024	2023
Assets
Current assets
Cash and cash equivalents		$ 2,390	$ 5,355
Trade accounts receivable	4	1,116	808
Other accounts receivable	5	695	423
Inventory	6	3,655	2,466
Total current assets		7,856	9,052
Non-current assets
Restricted cash		371	179
Property, plant and equipment, net	7	7,750	(*)3,926
Right-of-use assets, net	8	9,024	(*)1,845
Total non-current assets		17,145	5,950
Total assets		$ 25,001	$ 15,002
Liabilities
Current liabilities
Trade accounts payable		$ 3,525	$ 1,778
Other accounts payable	11	3,609	(*)2,072
Deferred revenue		906	(*)718
Lease liabilities	8	772	(*)382
Derivative liability - Warrants	9	-	526
Loans	10	3,905	-
Convertible loans	14	-	20,533
Liability for Agricultural Research Organization	25	1,140	(*) -
Accrued liabilities		401	458
Total current liabilities		14,258	26,467
Non-current liabilities
Lease liabilities	8	9,141	1,425
Liability for Agricultural Research Organization	25	272	1,963
Total non-current liabilities		9,413	3,388
Shareholders' equity (deficit)
Share capital and contributed surplus	12	97,748	68,652
Accumulated deficit		(96,418)	(83,505)
Total Shareholders' equity (deficit)		1,330	(14,853)
Total liabilities and shareholders' equity (deficit)		$ 25,001	$ 15,002

Going Concern (Note 1B)

(*) Certain comparative amounts have been reclassified to conform to the current year presentation (Note 2b)

March 31, 2025	'Zaki Rakib'	'Ilan Sobel'
Date of approval of the financial statements	Chairman of the Board	Chief Executive Officer

The accompanying notes are an integral part of the consolidated financial statements.

BioHarvest Sciences Inc. and its subsidiaries

Consolidated Statements of Loss and Other Comprehensive Loss

USD in thousands, except per share data

		Year Ended December 31
	Note	2024	2023
Revenues	18	$ 25,188	$ 12,672
Cost of revenues	19	11,246	7,039
Gross profit		13,942	5,633
Operating expenses
Research and development	20	4,797	3,369
Sales and marketing	21	11,733	7,748
General and administrative	22	4,401	4,482
Total operating expenses		(20,931)	(15,599)
Operating loss		(6,989)	(9,966)
Finance income	24	-	26
Finance expenses	23	5,916	2,624
Net loss before tax		(12,905)	(12,564)
Taxes on income	15	8	-
Net loss and comprehensive loss		$ (12,913)	$ (12,564)
Basic and Diluted loss per share		(0.80)	(*) (0.93)
Weighted Average Number of Shares Outstanding		16,193,787	(*)13,533,160

(*) After giving effect to the share consolidation indicated in (Note 12b)

The accompanying notes are an integral part of the consolidated financial statements.

BioHarvest Sciences Inc. and its subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

USD in thousands, except per share data

	Number of shares (*)	Share Capital and contributed surplus	Accumulated deficit	Total equity (deficit)
Balance, December 31, 2022	13,163,316	$ 65,012	$ (70,941)	$ (5,929)
Exercise of options and warrants by employees and consultants	103,418	403	-	403
Share based compensation	-	664	-	664
Conversion of Convertible Loans	407,207	2,557	-	2,557
Share issuance in lieu of cash fees	2,857	16	-	16
Comprehensive loss for the period	-	-	(12,564)	(12,564)
Balance, December 31, 2023	13,676,798	$ 68,652	$ (83,505)	$ (14,853)
Exercise of options and warrants by employees and consultants	106,132	408	-	408
Share based compensation	-	601	-	601
Conversion of Convertible Loans	2,940,882	20,527	-	20,527
Issuance of warrants	-	2,296	-	2,296
Reclassification of warrants	-	934	-	934
Issuance of units of securities	603,904	4,330	-	4,330
Comprehensive loss for the period	-	-	(12,913)	(12,913)
Balance, December 31, 2024	17,327,716	$ 97,748	$ (96,418)	$ 1,330

(*) After giving effect to the share consolidation indicated in (Note 12b)

The accompanying notes are an integral part of the consolidated financial statements.

BioHarvest Sciences Inc. and its subsidiaries

Consolidated Statement of Cash Flows

USD in thousands

	Year ended December 31,
	2024	2023
Cash flows from operating activities:
Net loss	$ (12,913)	$ (12,564)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and Amortization	1,251	840
Fair value adjustments of Convertible loans	3,503	1,024
Fair value adjustments of derivative liability - Warrants	408	526
Re-assessment of Liability for Agricultural Research Organization	(205)	96
Interest over Agricultural Research Organization liability	403	402
Finance expense (income), net	823	368
Share based compensation (including cash-settled share-based payment)	601	563
Changes in assets and liabilities items:
Change in trade accounts receivable	(308)	(262)
Change in other accounts receivable	(286)	240
Change in inventory	(1,189)	(1,088)
Changes in trade accounts payable, other accounts payable and accrued liabilities	1,040	(*)1,511
Changes in deferred revenue	188	(*)354
Cash used in operations	(6,684)	(7,990)
Interest paid	-	(532)
Net cash used in operating activities	(6,684)	(8,522)
Cash flow from investing activities:
Purchase of property and equipment	(2,835)	(1,474)
Deposit of restricted cash for bank guarantee, net of drawing	(192)	-
Net cash used in investing activities	(3,027)	(1,474)
Cash flow from financing activities
Repayments of lease liabilities	(579)	(364)
Proceeds from drawing loans, net of repayments	3,314	-
Exercise of options and warrants by employees and consultants	408	403
Proceeds from issuance of units of securities	4,330	-
Proceeds from issuance of convertible loans	-	13,517
Repayments of principal and interest of convertible loans	(693)	-
Net cash provided by financing activities	6,780	13,556
Exchange rate differences on cash and cash equivalents	(34)	59
Increase (decrease) in cash and cash equivalents	(2,931)	3,560
Cash and cash equivalents at the beginning of the year	5,355	1,736
Cash and cash equivalents at the end of the year	$ 2,390	$ 5,355
Significant non-cash transactions:
Conversion of Convertible loans into shares	20,527	2,557
Purchase a property in installment agreement	1,440	-
Recognition of Right of use assets and Lease liabilities	8,351	229

(*) Certain comparative amounts have been reclassified to conform to the current year presentation (Note 2b)

The accompanying notes are an integral part of the consolidated financial statements.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 1- General:

A.Description of the Company and its operations:

BioHarvest Sciences Inc. (the “Company” or “BioHarvest Sciences”), together with its wholly owned subsidiaries, was incorporated under the Business Corporations Act of British Columbia on April 19, 2013. The Company fully owns BioHarvest Ltd., (“BioHarvest”), a company incorporated in Israel, and Superfood Nutraceuticals Inc., ("Superfood") a company incorporated in Delaware, USA.

BioHarvest was incorporated in January 2007 and commenced its activity in July 2007.

In July 2014, BioHarvest Ltd incorporated a Delaware based wholly owned subsidiary, BioHarvest Inc ("BioHarvest Inc").

On October 28, 2020, BioHarvest Sciences incorporated a Delaware based wholly owned subsidiary, Superfood Nutraceuticals Inc. ("Superfood").

The Company is publicly listed on the Nasdaq stock market under the symbol BHST (from November 12, 2024, and onwards), traded on the Frankfurt Stock Exchange under the symbol 8MV, the Munich Stock Exchange under the symbol “8MV”, the Stuttgart Stock Exchange under the symbol “CA09076J1084.SG” and the Tradegate Exchange under the symbol “8MV”.

The registered address of the Company is 1140-625 Howe St., Vancouver, BC V6C 2T6, Canada.

Description of Business

The Company is a biotechnology company that has developed the Botanical Synthesis Platform Technology, which enables the Company to grow, at an industrial scale, the active and beneficial ingredients in certain fruits and plants without the need to grow the plant itself. The Botanical Synthesis Platform Technology is the only non-genetically modified organism platform that can produce plant cells with significantly higher concentrations of active ingredients (as compared to those that are produced naturally), as well as extremely high levels of solubility and bio-availability. The Botanical Synthesis Platform Technology is economical, ensures consistency and avoids the negative environmental impacts associated with traditional agriculture by providing consistent product production, a year-round production cycle and products that are devoid of sugar, calories and contaminants, such as pesticides, heavy metals and residues.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 1- GENERAL (continued):

The Company is currently focused on utilizing the Botanical Synthesis Platform Technology to develop the next generation of science-based and clinically proven therapeutic solutions through two business units:

1.The Products Business Unit, comprises:

(a)Nutraceuticals:

Research, development, manufacturing, marketing and sales of science-based health and wellness nutraceutical solutions (capsules, powders, chews and other delivery mechanisms such as coffee, teas and protein bars);

(b)Cosmeceuticals:

Research and development for future manufacturing, marketing and sales of science-based therapeutic cosmeceutical solutions; and

2.The CDMO Services Business Unit

Comprising a Contract Development and Manufacturing Operation (“CDMO”) that offers customers from the pharmaceutical, cosmeceutical, nutraceutical and nutrition industries the development and future manufacturing of specific plant-based active molecules, via an end-to-end service agreement.

B.Going concern:

The Company has incurred losses from operations since its inception. As of December 31, 2024, the Company has an accumulated deficit of $96,418. The Company generated negative cash flows from operating activities of $6,684 and a loss in the amount of $12,913 for the year ended December 31, 2024. As of the date of the issuance of these financial statements, the Company has not yet commenced generating sufficient sales to fund its operations and therefore depends on fundraising from new and existing investors to finance its activities. These factors raise a substantial doubt about the Company's ability to continue as a going concern.

The Company’s management plans to fund near-term anticipated activities based on proceeds from capital fund raising, debt instruments in the form of convertible loans and short-term loans and future revenues.

The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The accompanying consolidated financial statements of the Company were authorized for issue by the Board of Directors on March 31, 2025.

C.War in Israel:

The Company’s principal place of business, operations and its facilities, where most of its employees are employed, are located in Rehovot and Yavne, Israel. In addition, the majority of the Company’s key employees and senior management are Israeli citizens. On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel declared war against Hamas and the Israeli military began to call-up reservists for an active duty. At the same time, there is also a war between Israel and Hezbollah in Lebanon. As of the date of these Consolidated financial statements, these events have had no material impact on the Company’s operations.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 2- Significant accounting policies:

The following accounting policies have been applied consistently in the Consolidated financial statements for all periods presented, unless otherwise stated.

a.Basis of preparation:

The principal accounting policies adopted in the preparation of the financial statements are set out below. The policies have been consistently applied to all the years presented, unless otherwise stated.

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and Interpretations (collectively IFRS Accounting Standards). The financial statements have been prepared under the historical cost convention, except for the embedded derivative, share-based compensation and the convertible loans that are measured at fair value through profit or loss.

b.Reclassification of Prior Year Presentation

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

c.New standards, interpretations and amendments adopted from 1 January 2024:

The following amendments are effective for the period beginning January 1, 2024:

a)Lease Liability in a Sale and Leaseback (Amendments to IFRS 16); These amendments had no material effect on the Consolidated Financial Statements of the Company.

b)Classification of Liabilities as Current or Non-Current (Amendments to IAS 1); These amendments had no material effect on the Consolidated Financial Statements of the Company.

c)Non-current Liabilities with Covenants (Amendments to IAS 1). These amendments had no material effect on the Consolidated Financial Statements of the Company.

On 15 August 2023, the IASB issued Lack of Exchangeability (Amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates”). IAS 21 sets out the requirements for determining the exchange rate to be used for recording a foreign currency transaction into the functional currency and translating a foreign operation into a different currency. The amendments clarify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking, as well as require the disclosure of information that enables users of financial statements to understand the impact of a currency not being exchangeable. The amendments apply for annual reporting periods beginning on or after 1 January 2025. Earlier application is permitted. The Company has decided not to adopt early this standard. The Company does not believe that this standard will have a material impact on the consolidated financial statements once adopted.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 2- Significant accounting policies (continued):

c.    New standards, interpretations and amendments adopted from 1 January 2024 (continued):

In April 2024, the IASB issued IFRS 18 “Presentation and Disclosure in Financial Statements” replacing IAS 1 to improve the usefulness of information presented and disclosed in financial statements. IFRS 18 introduces three sets of new requirements. The standard defines categories for income and expenses, such as operating, investing and financing, and requires entities to provide new defined subtotals, including operating profit. IFRS 18 also requires entities that define entity-specific measures that are related to the income statement to disclose explanations of those measures, referred to as management-defined performance measures. In addition, it sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes and requires entities to provide more transparency about operating expenses. These new requirements are to improve the entities’ reporting of financial performance and give investors a better basis for analyzing and comparing entities. The standard carries forward many requirements from IAS 1 unchanged. The standard is effective for annual periods beginning on or after January 1, 2027. The Company has decided not to adopt early this standard. The Company does not believe that this standard will have a material impact on the consolidated financial statements once adopted.

There are a number of standards and interpretations which have been issued by the International Accounting Standards Board that are effective for periods beginning subsequent to December 31, 2024, that the Company has decided not to adopt early. The Company does not believe that the standards, interpretations and amendments will have a material impact on the financial statements once adopted.

d.Estimates and assumptions:

The preparation of the financial statements requires management to make estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenue and expenses. These estimates and underlying assumptions are reviewed regularly. Changes in accounting estimates are reported in the period that the change in estimate occurs.

The key assumptions made in the financial statements concerning uncertainties at the end of the reporting period and the critical estimates used by the Company that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed in Note 3.

e.Functional and presentation currency:

The functional currency of the Company and its subsidiaries and the presentation currency of the consolidated financial statements is USD.

The Company and its subsidiaries determine the functional currency of each entity, and this currency is used to separately measure each Company entity's financial position and operating results.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 2- Significant accounting policies (continued):

f.Foreign currency transactions:

Transactions denominated in foreign currency other than the functional currency are recognized on initial recognition at the exchange rate as of the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at the end of each reporting period into the functional currency at the exchange rate as of that date. Exchange differences are recognized in profit or loss. Non-monetary assets and liabilities measured at cost are translated at the exchange rate as of the date of the transaction.

Transactions and balances in foreign currencies are converted into USD in accordance with the principles set forth by International Accounting Standard (IAS) 21 - "The Effects of Changes in Foreign Exchange Rates”.

g.Basis of consolidation:

The Company controls an investee if and only if the Company has:

-Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee).

-Exposure, or rights, to variable returns from its involvement with the investee, and

-The ability to use its power over the investee to affect its returns.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control over the subsidiary.

Profit or loss and each component of other comprehensive income (OCI) are attributed to the equity holders of the parent and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All intra-Company assets and liabilities, income, expenses and cash flows relating to transactions between members of the Company are eliminated in full consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it (i) derecognizes the assets (including goodwill) and liabilities of the subsidiary, the carrying amount of any non-controlling interests and the cumulative translation differences recorded in equity. (ii) Recognizes the consideration received at fair value, recognizes any investment retained at fair value of and recognizes any surplus or deficit in profit or loss. (iii) reclassifies the parent’s share of components previously recognized in OCI to profit or loss or retained earnings, as appropriate, as would be required if the Company had directly disposed of the related assets or liabilities.

h.Cash and cash equivalents:

Cash and cash equivalents are considered by the Company to be highly-liquid investments, including, short-term deposits with banks and with a maturity of which do not exceed three months at the time of deposit and which are not restricted.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 2- Significant accounting policies (continued):

i.Trade accounts receivable:

Trade accounts receivable includes billed and unbilled receivable. Trade accounts receivable is recorded at invoiced amounts and do not bear interest. Unbilled accounts receivable represent revenue recognized on contracts for which invoices have not yet been presented to customers because the amounts were earned but not contractually billable as of the balance sheet date.

The proceeds from sales transactions with end-customers are charged through credit cards and processed by authorized payment gateways which subsequently deposit the funds into the Company’s bank accounts on a scheduled payments cycles of no later than a few weeks following the transaction date.

j.Inventories:

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and estimated costs necessary to make the sale. The Company periodically evaluates the condition and age of inventories and makes provisions for slow moving inventories accordingly. As of December 31, 2024, and 2023 there is no provision for slow-moving and obsolesce inventory.

Cost of inventories is determined as follows:

Raw materials - at cost of purchase using the "first-in, first-out" method.

Work in progress and finished goods - on the basis of average costs including materials, labor and other direct and indirect manufacturing costs based on normal capacity.

k.Restricted cash:

Restricted cash is considered by the Company to be deposits held in bank which are used mainly as security for guarantees.

l.Deferred taxation:

The Company accounts for income taxes in accordance with the asset and liability method.  Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and losses carried forward.

Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the date of enactment or substantive enactment.

Current income taxes are recognized for the estimated income taxes payable for the current year.

Deferred income tax assets are recognized to the extent that management believes that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 2- Significant accounting policies (continued):

m.Impairment of non-financial assets:

Non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of the non-financial asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to dispose), the asset is written down and impairment charge is recognized accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset's cash-generating unit (i.e. the smallest class of assets to which the asset belongs that generates cash inflow that are largely independent of cash inflows from other assets).

During the years ended December 31, 2024, and 2023 no impairment charges of non-financial assets were recognized.

n.Fair value measurement:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value measurement is based on the presumption that the transaction to sell the asset or transfer liability takes place either:

1.In the principal market for the asset or liability, or

2.In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Classification of fair value hierarchy

The financial instruments presented in the statement of financial position at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1	-	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2	-	Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.
Level 3	-	Inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 2- Significant accounting policies (continued):

o.Financial instruments:

1.Financial assets:

The Company classifies its financial assets based on the business model for managing the financial asset and its contractual cash flow characteristics. The Company's accounting policy for the relevant category is as follows:

Amortized cost

These assets arise principally from the provision of goods and services to customers (e.g., trade accounts receivable, restricted cash and other account receivables), but also incorporate other types of financial assets where the objective is to hold these assets in order to collect contractual cash flows and the contractual cash flows are solely payments of principal and interest. They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue and are subsequently carried at amortized cost using the effective interest rate method, less provision for impairment.

2.Financial Liabilities:

The Company classifies its financial liabilities into one of the following categories:

Amortized cost

These liabilities include trade accounts payable, accrued liabilities, loans and Liability to Agricultural Research Organization, initially recognized at fair value plus transaction costs that are directly attributable to the issue of the instrument and are subsequently carried at amortized cost using the effective interest rate method, less provision for impairment.

Fair value through profit or loss

These financial liabilities comprise of convertible loans and derivatives (Derivative liability – Warrants) which can be settled in equity instruments but nevertheless do not meet the definitions of equity instruments.

The Company measures those financial liabilities at fair value. Transaction costs are recognized as profit or loss. After initial recognition, changes in fair value are recognized in profit or loss.

Derivative liability - Warrants and convertible loans:

Warrants and convertible loans that are denominated in a currency other than the functional currency of the Company are considered a derivative liability and are classified as financial liabilities at fair value through profit or loss. Accordingly, these warrants and convertible notes are measured at fair value and the changes in fair value in each reporting period are recognized in profit or loss.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 2- Significant accounting policies (continued):

o.     Financial instruments (continued):

3.Derecognition:

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the rights to receive the contractual cash flows.

Financial Liabilities

Financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

The terms of a financial liability are substantially different if the discounted cash flows under the new terms are at least 10 per cent different from the discounted remaining cash flows of the original financial liability.

4.Impairment of financial assets:

The Company assesses at the end of each reporting period whether there is any objective evidence of impairment of financial assets carried out at amortized cost. As of December 31, 2024 and 2023 there is no evidence of impairment.

The expected credit loss (“ECL”) for Trade accounts receivable is measured using the simplified method in accordance with IFRS 9, which requires an estimation of the life-time expected credit loss for trade receivables.

As of December 31, 2024, and December 31, 2023, ECL for trade and other account receivables were $0 and $0 respectively.

p.Operating Segment:

An operating segment is a component of the Company that meets the following three criteria:

1.is engaged in business activities from which it may earn revenues and incur expenses;

2.Whose operating results are regularly reviewed by the Company's chief operating decision maker to make decisions about allocated resources to the segment and assess its performance; and

3.For which separate financial information is available.

Segment revenue and segment costs include items that are attributable to the relevant segments and items that can be allocated to segments. Items that cannot be allocated to segments include the Company's financial income and expenses and income tax.

The Company's chief operating decision maker is the chief executive officer.

See note 26 regarding geographical and segmental information.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 2- Significant accounting policies (continued):

q.Share-based compensation:

Where equity settled share options are awarded to employees, the fair value of the options calculated at the grant date is charged to the statement of comprehensive income over the vesting period. Non-market vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether the market vesting conditions are satisfied. The cumulative expense charged is not adjusted for failure to achieve a market vesting condition.

The Company's employees / other service providers are entitled to remuneration in the form of cash-settled share-based payment transactions that are measured based on the increase in the Company's share price. The cost of cash-settled transactions is measured at fair value on the grant date using an acceptable option pricing model. The fair value is recognized as an expense over the vesting period and a corresponding liability is recognized. The liability is remeasured at each reporting date until settled at fair value with any changes in fair value recognized in profit or loss.

r.Liability for Agricultural Research Organization:

Grants received from the Agricultural Research Organization - Volcany Center (henceforth "ARO") as support for research and development projects include an obligation to pay back royalties conditional on future sales arising from the project. Grants received from ARO, are accounted for as forgivable loans, in accordance with IAS 20 (Revised), pursuant to the provisions of IFRS 9. Accordingly, when the liability for the loan is first recognized, it is measured at fair value using a discount rate that reflects a market rate of interest. The difference between the amount of the grants received and the fair value of the liability is accounted for upon recognition of the liability as a grant and recognized in profit or loss as a reduction of general and administrative expenses. After initial recognition, the liability is measured at amortized cost using the effective interest method.

Changes in the projected cash flow are discounted using the original effective interest and recorded in profit or loss in accordance with the provisions of IFRS 9.

At the end of each reporting period, the Company evaluates, based on its best estimate of future sales, whether there is reasonable assurance that the liability recognized, in whole or in part, will not be repaid. If there is such reasonable assurance, the appropriate amount of the liability is derecognized and recorded in profit or loss as an adjustment of general and administrative expenses. If the estimate of future sales indicates that there is no such reasonable assurance, the appropriate amount of the liability that reflects expected future royalty payments is recognized with a corresponding adjustment to general and administrative expenses.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 2- Significant accounting policies (continued):

s.Property, plant and equipment:

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and any related investment grants and excluding day-to-day servicing expenses. Costs include spare parts and auxiliary equipment that are used in connection with plant and equipment.

A part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately using the component method.

The cost of an item of property, plant and equipment comprises the initial estimate of the costs of dismantling and removing the item and restoring the site on which the item is located.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%
Computers and others related	33%
Furniture and office equipment’s	7% - 33%
Leasehold improvements	10% - 30%
Laboratory equipment’s	10% - 15%
Factories	7% - 33%

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by the Company and intended to be exercised) and the expected life of the improvement.

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized.

t.Revenue recognition:

Revenue is recognized by the Company in accordance with IFRS 15 - “Revenue from Contracts with Customers”. Through application of this standard, the Company recognizes revenue to depict the transfer of promised goods to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods.

•In order to recognize revenue under IFRS 15, the Group applies the following five (5) steps:

•Identify a customer along with a corresponding contract;

•Identify the performance obligation(s) in the contract to transfer goods or provide distinct services to customer;

•Determine the transaction price the Company expects to be entitled to in exchange for transferring promised goods or services to the customer;

•Allocate the transaction price to the performance obligation(s) in the contract;

•Recognize revenue when or as the Company satisfies the performance obligation(s).

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 2- Significant accounting policies (continued):

q.   Revenue recognition (continued):

Revenue from contracts with customers is recognized when control of the goods or services is transferred to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Revenue from the sale of goods is recognized at the point in time when control of the asset is transferred to the customer, generally upon delivery of the product.

The right of return gives rise to variable consideration. The variable consideration is estimated at contract inception and constrained until the associated uncertainty is subsequently resolved. The application of the constraint on variable consideration increases the amount of revenue that will be deferred.

To estimate the variable consideration to which it will be entitled, the Company applied the ‘most likely amount’ method. The Company includes in the transaction price amounts of variable consideration only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. At the end of each reporting period, the Company updates its estimates of variable consideration. The Company accounts for discounts, amounts paid to customers and other price concessions as a reductions of revenues.

The Company evaluated principal versus agent considerations to determine whether it is appropriate to record platform fees in one of its platform sale as an expense or as a reduction of revenue. Platform fees are recorded as expenses and are not recorded as a reduction of revenue because the Company controls all the goods before they are transferred to the customer. The Company is subject to credit risk, establishes prices of its products, can determine who fulfills the goods to the customer and can limit quantities or stop selling the goods at any time. Based on these considerations, the Company is the principal in this arrangement.

Deferred revenues

A deferred revenue is recognized if a payment is received, or a payment is due (whichever is earlier) from a customer before the Company transfers the related goods or services. Contract liabilities are recognized as revenue when the Company performs under the contract (i.e., transfers control of the related goods or services to the customer).

Financing components

The Company does not expect to have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the Company does not adjust any of the transaction prices for the time value of money.

u.Provisions:

Provisions are recognized when the Company has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result, and that outflow can be reliably measured. Provisions are measured using the best estimate of the amounts required to settle the obligation at the end of the reporting period.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 2- Significant accounting policies (continued):

v.Leases:

Right-of-use assets:

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and any accumulated impairment losses, and adjusted for any re-measurement of lease liabilities. The cost of right-of-use assets incurred, and lease payments made at or before the commencement date less any lease incentives received. The cost of right-of-use assets comprises the amount of the initial measurement of the lease liability; lease payments made at or before the commencement date less any lease incentives received; and initial direct costs incurred. The recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

Lease liabilities:

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate.

The variable lease payments that do not depend on an index or a rate are recognized as expense in the period during which the event or condition that triggers the payment occurs.

Lease term:

The term of a lease is determined as the non-cancellable period for which a lessee has the right to use an underlying asset, together with both periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option period covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option.

Depreciation of a right-of-use asset:

Subsequent to the inception of the lease, a right-of-use asset is measured using the cost method, less accumulated depreciation and accumulated impairment losses, and is adjusted for re-measurements of the lease liability. Depreciation is measured using the straight-line method over the useful life or contractual lease term, whichever ends earlier.

Lessees will be also required to re-measure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will recognize the amount of the re-measurement of the lease liability as an adjustment to the right-of-use asset, until the carrying amount is reduced to zero.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 2- Significant accounting policies (continued):

w.Issuance costs:

The Company allocates an incremental costs that were directly attributable to issuing new shares to equity (net of any income tax benefit) and the costs that were related to the stock market listing or are otherwise not incremental and directly attributable to issuing new shares, to be recognized as an expense in Statements of Loss and Other Comprehensive Loss.

x.Cost of revenues:

The cost of revenues consists of costs associated with manufacturing the goods the Company sold in the period. Costs of revenues include direct costs, such as labor and raw materials, or indirect costs, such as machinery depreciation, warehouse utilities, stock-based compensation, and amortization of right of use assets.

The Company includes in the cost of revenues also referral fees and fulfillment expenditures which consist of receiving, segregating and storing the goods, picking, packing and shipping the goods and any reverse logistics when a return from customers occurred.

y.Research and development expenses:

Expenditure relating to research and development is expensed in the period incurred. Research and development expenses consist of both internal and external costs and include salaries and benefits, materials and supplies, external research, preclinical and clinical development expenses, stock-based compensation expense and facilities costs. Facilities primarily include the allocation of rent, utilities and depreciation.

Since the Company's research and development projects are often subject to regulatory approval procedures and other uncertainties, the conditions for the capitalization of costs incurred before receipt of approvals are not normally satisfied and, therefore, research and development expenses are recognized in profit or loss when incurred.

z.Sales and marketing expenses:

Sales and marketing costs are expended in the period incurred. Marketing costs consist of advertising and promotion activities and include search engine marketing, such as display ads and keyword search terms, and various other forms of digital advertising, direct costs, such as sales personnel labor or indirect costs, such as stock-based compensation and amortization of right of use assets.

aa.Earnings (Loss) per share:

Basic and dilutive earnings or loss per share are calculated as net profit or loss attributed to the Company, divided by the weighted average number of outstanding common shares, during the period.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 3- Critical accounting estimates and judgements:

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses.

The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

a.Derivative liability - Warrants

The Company uses the Black-Scholes option-pricing model to estimate fair value at each reporting date. The key assumptions used in the model are the expected future volatility in the price of the Company's shares and the expected life of the warrants.

b.Derivative liability - Convertible loans:

The fair value of the convertible loans at fair value was estimated by using a binomial model. The simulation approach was designed to take into account the terms and conditions of financial liability, as well as the capital structure of the Company and the volatility of its assets. The valuation was performed based on management’s assumptions and projections.

c.Liability for Agricultural Research Organization

Each reporting period, the Company measures the Liability to Agricultural Research Organization, based on discounted cash flows derived from Company's future anticipated revenues.

d.Determining the fair value of share-based payment transactions:

The fair value of share-based payment transactions is determined upon initial recognition by the Black-Scholes pricing model. The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of share option and expected dividend yield.

NOTE 4 – Trade accounts receivable:

	As at December 31,
	2024	2023
Credit-cards through Payment’s gateway	996	798
Others	120	10
Total	1,116	808

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 5 - Other accounts receivable:

	As at December 31,
	2024	(*) 2023
Prepaid expenses	441	246
Government institutions	226	160
Advances to suppliers	15	-
Deposits	13	17
Total	695	423

(*) Comparative amounts have been reclassified to conform to the current year presentation (Note 2b)

NOTE 6 -Inventory:

	As at December 31,
	2024	2023
Raw materials	557	424
Work in progress	2,287	1,626
Finished goods	811	416
Total	3,655	2,466

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 7 – Property, Plant and Equipment, net:

	Laboratory equipment	Furniture and office equipment	Leasehold improvements	Computers and other related	Factories	Total
Cost:
As of January 1, 2023	816	85	400	120	2,719	4,140
Additions	14	4	-	7	1,528	1,553
Disposals	-	-	-	-	(71)	(71)
As of December 31, 2023 (*)	830	89	400	127	4,176	5,622
Additions	60	-	-	11	4,204	4,275
Disposals	-	-	-	-	-	-
As of December 31, 2024	890	89	400	138	8,380	9,897
Accumulated depreciation:
As of January 1, 2023	710	44	222	104	230	1,310
Additions	29	9	24	11	317	390
Disposals	-	-	-	-	(4)	(4)
As of December 31, 2023 (*)	739	53	246	115	543	1,696
Additions	31	9	23	9	379	451
Disposals	-	-	-	-	-	-
As of December 31, 2024	770	62	269	124	922	2,147
Net Book Value:
As of December 31, 2024	120	27	131	14	7,458	7,750
As of December 31, 2023	91	36	154	12	3,633	3,926

(*) Certain comparative amounts have been reclassified to conform to the current year presentation (Note 2b)

Equipment purchase agreement

-In April 2024, the Company entered an equipment purchase agreement for purchasing 12 GMP (Good manufacturing practices standards) cleanrooms and laboratory spaces. The purchase price was NIS 13,000 ($3,532) and agreed to be paid as follows:

-NIS 4,000 ($1,087) were paid on April 1, 2024

-NIS 9,000 ($2,445) in 24 equal monthly installments of NIS375 ($102) commencing on April 1, 2024

As of December 31, 2024, the outstanding due amount is $1,440.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 8 – Leases:

The Company leases several facilities in Israel from which it operates. The Company also leases certain items of property and equipment which contain a lease of vehicles.

All leases are stated in Israeli New Shekel (“NIS” or “ILS”) and accounted for by recognizing a right-of-use asset and a lease liability except for:

1.Leases with low value assets; and

2.Leases with a duration of 12 months or less.

a)In December 2020, BioHarvest signed a lease extension agreement for a property at Rehovot, Israel, which ends on May 31, 2024. According to the terms of this agreement, BioHarvest has an extension option for 3 additional years for all of BioHarvest’s spaces at this location. BioHarvest exercised the extension option for 1 additional year for some of the property until May 31, 2025. The annual lease commitment is approximately $270. The incremental borrowing rate is 6.50%.

b)BioHarvest leases several cars. The lease period is for 3 years. The annual lease commitment is approximately $68.

c)In October 2020, BioHarvest entered into a lease agreement with Sugart Ltd. Under the terms of the agreement, BioHarvest will invest in the required capital equipment for its technology as well as appropriate capital upgrades needed for Sugart’s existing manufacturing facility. The facility is located in Yavne, Israel, and will be leased for a period of 10 years. The annual lease commitment is approximately $130. The incremental borrowing rate is 6.50%.

d)In April 2024, BioHarvest entered into a lease agreement for leasing approximately 10,300 square meters facility in Yavne, Israel (“Yavne 2 facility”) from April 1, 2024, until September 30, 2030, subject to 2 extension options for an additional 5 years each. The average monthly fees are NIS 327 ($88), including an annual increase and other adjustments, subject to the Consumer Price Index published by the Israeli Central Bureau of Statistics.

At lease commencement, the Company believes it’s probable the 2 extension options for an additional total of 10 years will be exercised. The incremental borrowing rate is 9.80%.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 8 – Leases (continued):

Right-of-Use Assets, net

	Buildings	Vehicles	Total
As of January 1, 2023	2,019	47	2,066
Additions	161	68	229
Amortization	(391)	(59)	(450)
As of December 31, 2023 (*)	1,789	56	1,845
Additions	8,194	157	8,351
Modification	(758)	-	(758)
Index adjustments	382	4	386
Amortization	(749)	(51)	(800)
As of December 31, 2024	8,858	166	9,024

(*) Certain comparative amounts have been reclassified to conform to the current year presentation (Note 2b)

Lease liabilities

	Buildings	Vehicles	Total
As of January 1, 2023	1,944	66	2,010
Additions	161	68	229
Lease payments	(423)	(57)	(480)
Interest expense	113	3	116
Foreign exchange movements	(58)	(10)	(68)
As of December 31, 2023	1,737	70	1,807
Additions	8,194	143	8,337
Lease payments	(511)	(68)	(579)
Modification	(751)	-	(751)
Interest expense	663	8	671
Index adjustments	382	4	386
Foreign exchange movements	40	2	42
As of December 31, 2024	9,754	159	9,913

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 9 - Derivative liability - Warrants:

(i)A summary of changes in share purchase warrants issued by the Company during the years ended December 31, is as follows:

	Number of Warrants (*)	Weighted Average Exercise Price ($) (*)
Balance, December 31, 2022	-	-
Issuance of Warrants (Note 14b)	518,174	7.77
Balance, December 31, 2023	518,174	7.77
Reclassification as an equity instrument	(518,174)	7.77
Balance, December 31, 2024	-	-

(*) After giving effect to the share consolidation indicated in (Note 12b)

As the warrants issued by the Company had an exercise price denominated in Canadian dollars, which differs from the Company’s functional currency, they did not qualify for classification as equity.  These warrants were classified as warrant liability and were recorded initially at fair value and revalued at each reporting date, using the Black-Scholes valuation method. Changes in fair value for each period were included in the profit and loss for the period.

On March 28, 2024, all existing warrant holders as of December 31, 2023, agreed to convert the exercise price of the warrants from Canadian dollars to the equivalent in USD, based on the exchange rate at the dated of the approval of the Canadian Securities Exchange. Since the warrants have an exercise price denominated in USD which is the Company’s functional currency, the Company reclassified the warrants as an equity instrument.

Any new warrants issued by the Company during 2024 had an exercise price dominated in USD and as such qualify for classification as an equity instrument.

The Company uses the Black-Scholes option pricing model to estimate the fair value of the warrants at the issuance date and at the end of each reporting period.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 9 - Derivative liability – Warrants (continued):

(ii)The following assumptions were used to estimate the fair value of the warrants:

Number of Warrants (*)	518,174
	At Issuance Date October 30, 2023	December 31, 2023	March 31, 2024
Expected life of warrants	2 years	1.83 years	1.58 years
Expected volatility	50%	50%	50%
Expected dividend yield	0%	0%	0%
Risk-free interest rate	4.74%	4.17%	4.79%
Market price of Common share (*)	CAD 5.95	CAD 7.525	CAD 9.80
Exercise price (*)	CAD 10.50	CAD 10.50	USD 7.77

(*) After giving effect to the share consolidation indicated in (Note 12b)

The Company considers the expected volatility of the shares of comparable companies and its common shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the warrants was based on the yield available on Canadian government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based on the contractual term.

The total expense recorded for the year ended December 31, 2024, was $408 (December 31, 2023, loss of $526).

NOTE 10 - Loans:

A.Short-term loans:

During 2024, the Company borrowed from private investors $3,417 under the following terms:

1)The Company will pay a 16% annual interest rate, with equal payments to be made monthly against both principal and interest.

2)The Company will pay a 20% annual interest rate with a payment of both principal and interest at the end of the loan term.

Any loan amount will have a term of 12 months from the date the funds are received.

See note 17 for further information regarding related parties transactions involved in this loans.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 10 - Loans (continued):

A summary of movements of principal and interest during the year ended December 31, 2024, is as follows:

	16%	20%	Total
Balance as of January 1, 2024	-	-	-
Proceeds from drawing loans	1,510	1,907	3,417
Accrued interest recognized in Profit or loss	26	34	60
Repayment of principal and interest	(103)	-	(103)
Balance as of December 31, 2024	1,433	1,941	3,374

B.Unconverted portion of Convertible loan A:

On maturity date of Convertible loan A, an amount of $521 of unconverted portion of Principal Loan Amount and any interest accrued up to the maturity date is due for immediate payment (See note 14a). The Company accrue interest of 9% per annum over the due amount from the maturity date up to the date it will fully repay. The lenders are entitled to demand, at any time, immediate payment of the due amount.

	Unconverted Principal Loan Amount and interest	Interest up to fully repay	Total
Balance as of January 1, 2024	-	-	-
Reclassification of unconverted portion of Principal Loan Amount and interest	521	-	521
Accrued interest recognized in Profit or loss	-	10	10
Balance as of December 31, 2024	521	10	531

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 11 – Other accounts payable:

	As at December 31,
	2024	(*) 2023
Government institutions	492	361
Provision for Agricultural Research Organization	1,284	545
Employees	1,234	1,044
Advance payments from payment gateway	397	118
Others	202	4
Total	3,609	2,072

(*) Comparative amounts have been reclassified to conform to the current year presentation (Note 2b)

NOTE 12 - Share Capital:

	Number of shares
	December 31, 2024	December 31, 2023
	Issued and outstanding	Issued and outstanding (*)
Ordinary shares with no par value	17,327,716	13,676,798

(*) See also Note 12b

Ordinary Shares:

Ordinary Shares confer upon their holders, the right to receive notice of, and to participate in, all general meetings of the Company, to vote in such meetings, to receive dividends, and to participate in the distribution of the surplus assets of the Company in the event of liquidation of the Company.

Movements in ordinary shares:

Number of shares
Balance as of December 31, 2022	13,163,316
Share issuance in Lieu of cash fees (see 12c)	2,857
Exercise of options (see 12d)	103,418
Conversion on Convertible loans (see 12e)	407,207
Balance as of December 31, 2023	13,676,798
Issuance of units of securities (see 12h)	603,904
Exercise of options (see 12f)	106,132
Conversion on Convertible loans (see 12g)	2,940,882
Balance as of December 31, 2024	17,327,716

a.The Company is authorized to issue an unlimited number of common shares.

b.On May 27, 2024, the Company’s shareholders approved a 35-for-1 share consolidation, (hereinafter referred to as the 35:1 Share Consolidation) of the Company’s common shares pursuant to which the holders of the Company’s common shares received one common share in exchange for every 35 common shares held. The 35:1 Share Consolidation was approved by the Canadian Securities Exchange and is effective from June 3, 2024. All common shares (issued and unissued) were consolidated on the basis that every 35 common shares of no-par value were consolidated into 1 common share of no-par value.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

c.On July 14, 2023, the Company issued 2,857 common shares to consultants in lieu of cash fees. The increase in share capital and premium as a result of this transaction is $16.

d.During 2023 the Company issued 103,418 common shares as a result of the exercise of options having an exercise price of CAD 5.25 ($3.85). The increase in share capital and premium as a result of this transaction is $403.

e.During 2023 the Company issued 407,207 common shares as a result of the conversion of convertible loans. The increase in share capital and premium as a result of this transaction is $2,557.

f.During 2024 the Company issued 106,132 common shares as a result of exercise of options. The increase in share capital and premium as a result of this transaction is $408.

g.During 2024 the Company issued 2,940,882 common shares as a result of the conversion of convertible loans. Based on the terms of the convertible loans, upon conversion, the Company also issued 1,359,216 early exercise warrants with an exercise price of $7.77. 1,178,501 warrants are exercisable until October 30, 2025, and 180,715 are exercisable until December 22, 2025. The increase in share capital and premium as a result of this transaction is $22,823 which consist of $20,527 as a result of the conversion of convertible loans into common shares and $2,296 as a result of issuance of the warrants.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 12 - Share Capital (continued):

h.On June 28, 2024, the Company completed a private placement financing by issuing 603,904 units at a price of $7.17 per unit. Each unit consists of one common share of the Company and one quarter (1/4) of one $7.68 warrant and one quarter (1/4) of one $11.52 warrant. Each whole $7.68 warrant will entitle the holder to purchase one common share and is exercisable for a period of 6 months. Each whole $11.52 warrant will entitle the holder to purchase one common share and is exercisable of a period of 18 months.  The total proceeds from the private placement were $4,330. The increase in share capital and premium as a result of this transaction is $4,330.

i.The following table summarizes information about the warrants outstanding as at December 31, 2024:

(*) After giving effect to the share consolidation indicated in (Note 12b)

Warrants Outstanding
December 31, 2024	Exercise Price	Expiry Date
518,174 (*)	$7.77 (*)	October 30, 2025
150,978	$11.52	December 28, 2025
1,178,501	$7.77	October 30, 2025
180,715	$7.77	December 22, 2025
2,028,368	-	-

NOTE 13 - Share based compensation:

a.Options granted under the Company's 2008 Israeli Share Option Plan ("Plan") are exercisable in accordance with the terms of the Plan, within 10 years from the date of grant, against payment of the exercise price.

b.On February 3, 2023, the Company granted employees and consultants 11,286 options to purchase shares of the Company at CAD 10.15 ($7.70) per share under the Company's share option plan. The options will be exercisable for a 10-year period. 10,572 options will vest quarterly over a 3-year period, 714 options will vest over a 3-month period. The total value of the options granted is CAD 57 ($43).

c.On March 13, 2023, the Company granted employees and consultants 10,000 options to purchase the Company's shares at CAD 7.70 ($5.60) per share under the Company's share option plan. The options will be exercisable for a 10-year period. The options will vest quarterly over a 2-year period. The total value of the options granted is CAD 39 ($28).

d.On April 21, 2023, the Company granted employees and consultants 52,857 options to purchase the Company's shares at CAD 9.10 ($7.00) per share under the Company's share option plan. The options will be exercisable for a 10-year period. 24,285 options will vest quarterly over a 2-year period. 5,556 options will vest at once after 6 months period. 7,143 options will start vesting after 6 months from the grant date, quarterly over 1.5-year period. 15,873 options will start vesting after 6 months from the grant date, quarterly over 2.5-year period. The total value of the options granted is CAD 238 ($176).

e.On June 2, 2023, the Company granted employees and consultants 17,143 options to purchase the Company's shares at CAD 7.35 ($5.60) per share under the Company's share option plan. The options will be exercisable for a 10-year period. The options will vest quarterly over a 3-year period. The total value of the options granted is CAD 64 ($48).

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 13 - Share based compensation (continued):

f.On August 18, 2023, the Company granted employees and consultants 8,571 options to purchase the Company's shares at CAD 5.95 ($4.55) per share under the Company's share option plan. The options will be exercisable for a 10-year period. The options will vest quarterly over a 3-year period. The total value of the options granted is CAD 26 ($19).

g.On December 8, 2023, the Company granted employees and consultants 84,643 options to purchase the Company's shares at CAD 7.00 ($5.25) per share under the Company's share option plan. The options will be exercisable for a 10-year period. 64,643 options will vest quarterly over a 3-year period. 16,429 options will vest quarterly over a 2-year period. 2,857 options will vest quarterly over a 1-year period. 714 options will vest over a 3-month period. The total value of the options granted is CAD 300 ($220).

h.On December 15, 2023, the Company granted consultants 8,571 options to purchase the Company's shares at CAD 7.35 ($5.60) per share under the Company's share option plan. The options will be exercisable for a 10-year period. The options will vest quarterly over a 3-year period. The total value of the options granted is CAD 32 ($24).

i.On February 20, 2024, the Company granted employees and consultants 2,857 options to purchase shares of the Company at CAD 7.875 ($5.95) per share under the Company's share option plan. The options will be exercisable for a 10-year period. The options will vest quarterly over a 2-year period. The total value of the options granted is CAD 11 ($8).

j.On February 20, 2024, the Company granted employees and consultants 13,600 options to purchase shares of the Company at CAD 7.875 ($5.95) per share under the Company's share option plan. The options will be exercisable for a 2-year period. The options will vest immediately in May 2024. The total value of the options granted is CAD 24 ($18).

k.On March 22, 2024, the Company granted employees and consultants 47,144 options to purchase the Company's shares at CAD 9.975 ($7.35) per share under the Company's share option plan.  The options will be exercisable for a 10-year period. 11,429 options will vest quarterly over a 2-year period, 32,287 options will vest quarterly over a 3-year period, 2,857 options will vest quarterly over a 1-year period, 571 options will vest over a 18-months period. The total value of the options granted is CAD 237 ($175).

l.On March 22, 2024, the Company granted employees and consultants 22,857 options to purchase the Company's shares at CAD 9.975 ($7.35) per share under the Company's share option plan. The options will be exercisable for a 3-year period. 14,286 options will vest quarterly over a 2.75-year period after a 3-months period from the date of the grant and 8,571 options will vest monthly over a 2.5-year period after a 6-months period from the date of the grant. The total value of the options granted is CAD 77 ($57).

m.On April 26, 2024, the Company granted employees and consultants 20,000 restricted share units (“RSU”) under the Company’s Restricted Share Units plan with an expiry date of December 31, 2024. The RSU vesting is subject to the performance condition of achieving the Company’s specified targets in 2024.

n.On May 31, 2024, the Company granted employees and consultants 16,429 options to purchase the Company's shares at CAD 8.925 ($6.65) per share under the Company's share option plan. The options will be exercisable for a 10-year period. The options will vest quarterly over a 3-year period. The total value of the options granted is CAD 75 ($55).

o.On November 15, 2024, the Company granted employees and consultants 111,998 options to purchase the Company’s shares at CAD 8.48 ($6.05) per share under the Company’s share option plan. The options will be exercisable for a 10-year period. 102,140 options will vest quarterly over a 3-year period, 5,428 options will vest quarterly over a 2-year period and 4,430 options will vest quarterly over a 1-year period.

p.On November 15, 2024, the Company granted employees and consultants 5,400 restricted share units (“RSU”) under the Company’s Restricted Share Units plan. The RSU vesting period is 12 months following the grant date.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 13 - Share based compensation (continued):

q.The following assumptions were used to estimate the fair value of the options during 2024 using the Black-Scholes model:

Expected volatility	50%
Expected dividend yield	0%
Risk-free rates	3.26%-4.58%

r.A summary of activity of options granted to purchase the Company's Shares under the Company's share option plan is as follows:

	December 31, 2024 (*)		December 31, 2023 (*)
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding as beginning of year	1,807,456	6.15	1,783,466	6.65
Changes during the period:
Granted (See note 13i-13l,13n-13o)	214,885	6.23	193,071	5.95
Exercised (See note 12f)	(106,132)	3.67	(103,418)	3.85
Forfeited	(14,119)	5.89	(62,810)	7.35
Options outstanding at end of period (**)	1,902,090	6.30	1,807,456	6.15
Options exercisable at period end	1,620,445	6.04	1,578,131

(*) After giving effect to the share consolidation indicated in (Note 12b)

(**) The options outstanding on December 31, 2024, had a weighted-average contractual life of 6.5 years (December 31, 2023: 7.24 years).

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 13 - Share based compensation (continued):

The following table summarizes information about the outstanding options as of December 31, 2024:

Options Outstanding			Options Exercisable
at December 31, 2024	Exercise Price	Expiry Date	at December 31, 2024
517,091	$3.57 (CAD 4.90)	June 9, 2030	517,091
4,286	$3.83 (CAD 5.25)	June 10, 2030	4,286
354,572	$3.83 (CAD 5.25)	July 29, 2030	354,572
20,001	$3.83 (CAD 5.25)	September 10, 2030	20,001
27,143	$3.45 (CAD 4.72)	November 9, 2030	27,143
76,287	$4.85 (CAD 6.65)	December 23, 2030	76,287
19,000	$9.19 (CAD 12.60)	January 12, 2031	19,000
4,572	$10.9 (CAD 15.05)	January 29, 2031	4,572
7,600	$12.76 (CAD 17.5)	February 8, 2031	7,600
171,429	$16.85 (CAD 23.10)	February 25, 2031	171,429
25,143	$13.00 (CAD 17.85)	March 22, 2031	25,143
6,944	$11.48 (CAD 15.75)	July 9, 2031	6,944
19,999	$8.68 (CAD 11.90)	October 8, 2031	19,999
11,429	$8.80 (CAD 12.07)	October 21, 2031	11,429
1,806	$10.20 (CAD 14.00)	October 29, 2031	1,806
24,286	$9.57 (CAD 13.30)	November 29, 2031	24,286
13,772	$8.92 (CAD 12.25)	March 22, 2032	13,201
8,287	$8.68 (CAD 11.90)	May 6, 2032	6,906
38,856	$6.13 (CAD 8.40)	July 4, 2032	30,979
857	$5.87 (CAD 8.05)	July 8, 2032	857
150,109	$8.17 (CAD 11.20)	September 9, 2032	143,966
4,143	$7.15 (CAD 9.80)	October 21, 2032	4,048
11,000	$7.40 (CAD 10.15)	February 3,2033	6,714
10,000	$5.60 (CAD 7.70)	March 10,2033	8,750
52,858	$6.64 (CAD 9.10)	April 20,2033	34,881
8,571	$5.30 (CAD 7.35)	June 1,2033	4,286
8,571	$4.34 (CAD 5.95)	August 17,2033	3,571
82,642	$5.10 (CAD 7.00)	December 7,2033	32,667
8,571	$5.36 (CAD 7.35)	December 14,2033	2,857
13,600	$5.95 (CAD 7.88)	February 20, 2026	13,600
2,857	$5.95 (CAD 7.88)	February 20, 2034	1,071
8,571	$7.35 (CAD 9.98)	March 22, 2027	857
14,286	$7.35 (CAD 9.98)	June 22, 2027	2,597
44,524	$7.35 (CAD 9.98)	March 22, 2034	14,311
16,429	$6.65 (CAD 8.93)	May 31, 2034	2,738
111,998	$5.9 (CAD 8.48)	November 15, 2034	-
1,902,090			1,620,445

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 13 - Share based compensation (continued):

Warrants

On October 25, 2023, the Company granted a consultant 64,986 warrants to purchase the Company's shares at CAD 10.50 ($7.70) per share. The warrants will be exercisable for 2 years. The total value of the warrants granted is CAD 50 ($37).

On April 26, 2024, the Company granted employees and consultants 8,571 warrants to purchase the Company's shares at CAD 9.10 ($6.65) per share under the Company share option plan. The warrants will be exercisable for 2-year period. The total value of the warrants granted is CAD 24 ($18).

The following assumptions were used to estimate the fair value of the options during 2024 for all issuances using the Black-Scholes model:

Expected volatility	50%
Expected dividend yield	0%
Risk-free rates	4.43%

The following table summarizes information about the warrants outstanding as of December 31, 2024:

Warrants Outstanding
Outstanding Number (*)	Exercise Price (*)	Expiry Date
64,986	$7.70 (CAD 10.5)	October 25, 2025
8,571	$6.65 (CAD 9.10)	April 26, 2026
73,557

(*) After giving effect to the share consolidation indicated in (Note 12b)

A summary of the activity of warrants granted to purchase the Company's shares is as follows:

	December 31, 2024 (*)		December 31, 2023 (*)
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Warrants outstanding as beginning of year	64,986	7.70	1,429	9.45
Changes during the period:
Issuance of warrants	8,571	6.65	64,986	7.70
Exercised	-	-	-	-
Expired	-	-	(1,429)	9.45
Warrants outstanding at end of period	73,557	7.58	64,986	7.70

(*) After giving effect to the share consolidation indicated in (Note 12b)

The following table summarizes information about the expenses recorded as a result of share-based compensation:

	2024	2023
Equity settled compensations	601	664
Cash settled compensations	-	(101)
	601	563

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 14 – Convertible loan:

a.Convertible loan A:

In April 2022, the Company signed an agreement ("the Agreement") with certain lenders (the "Lenders"), according to which the Company authorized the sale and issuance to the Lenders of Convertible Loan (the "Convertible Loan") with aggregate principal amounts of $7,658 (CAD 10,034) closed in three tranches. The first tranche of $5,308 (CAD 6,878) closed on October13, 2022, the second tranche of $1,950 (CAD $2,613) closed on November 15, 2022, and the third tranche of $400 (CAD 543) closed on December 15, 2022, ("Principal Loan Amount"). The Principal Loan Amount, to the extent and for the period of time that such Principal Amount is unconverted, shall bear interest at a rate of 9% per annum from the closing date (the "Closing Date") up to and including the date that is 24 months following the Closing Date (the "Second Anniversary").

The Company paid finder's fees of $124 in connection with the transaction.

The Company will pay the Lenders, to the extent such interest is unconverted:

(a)any Interest accrued up to and including the date that is twelve months following the Closing Date (the “Anniversary”), on the Anniversary; and

(b)any Interest accrued between and including the dates that are one day following the Anniversary and twenty-four months following the Closing Date (the “Secondary Anniversary”), on the Second Anniversary.

The Convertible Loan shall mature on the date that is twenty-four months following the Closing Date (the “Maturity Date”). Any unconverted portion of the Principal Loan Amount will be paid on the Maturity Date.

The Lenders may, at any time prior to the Maturity Date, elect to convert any unconverted portion of the Principal Loan Amount together with the accrued Interest thereon (the “Remaining Amount”), into common shares in the capital of the Company as constituted on the date hereof (“Shares”) at the Conversion Price.

The conversion price is the price per Share (the “Conversion Price”) that is equal to:

(a)CAD 11.20, if the date of the receipt of such Conversion Notice by the Company occurs between and including the Closing Date and the date that is 90 days following the Closing Date;

(b)CAD 12.25, if the date of the receipt of such Conversion Notice by the Company occurs between and including the dates that are 91 days following the Closing Date and 180 days following the Closing Date;

(c)CAD 13.65, if the date of the receipt of such Conversion Notice by the Company occurs between and including the dates that are 181 days following the Closing Date and 270 days following the Closing Date;

(d)CAD 15.40, if the date of the receipt of such Conversion Notice by the Company occurs between and including the date that is 271 days following the Closing Date and the date that is one day prior to the Anniversary; or

(e)If the date of the receipt of such Conversion Notice by the Company occurs on or following the Anniversary the Discounted Conversion Price shall be:

•75% of the closing price of the Shares, on the principal exchange on which the Shares are listed (the “Exchange”), on the date of receipt of the Conversion Notice by the Company (the “Closing Price”) if the Closing Price is CAD 17.50 or less; or

•80% of the Closing Price, if the Closing Price is CAD 17.85 or greater.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 14 - Convertible loan (Continued):

In the event that the Discounted Conversion Price is less than CAD 9.10 per Share (the “Floor Price”), the Conversion Price will be equal to the Floor Price. In the event that the Discounted Conversion Price is greater than CAD 22.75 per Share, the Conversion Price shall not exceed:

•CAD 22.75, if the date of the receipt of such Conversion Notice by the Company occurs between and including the Anniversary and the date that is 90 days following the Anniversary;

•CAD 26.25, if the date of the receipt of such Conversion Notice by the Company occurs between and including the dates that are 91 days following the Anniversary and 180 days following the Anniversary;

•CAD 29.75, if the date of the receipt of such Conversion Notice by the Company occurs between and including the dates that are 181 days following the Anniversary and 270 days following the Anniversary; or

•CAD 33.25, if the date of the receipt of such Conversion Notice by the Company occurs between and including the date that is 271 days following the Anniversary and the date that is one day prior to the Maturity Date.

During 2024, the company issued 510,888 shares as a result of the conversion of $3,383 (principal and accrued interest) related to the Convertible loan A (see Note 12g).

The Convertible Loan is denominated in Canadian dollars and convertible into common shares based on the principal and interest balance. The conversion rate to common shares is variable as it depends on the Company's share price prevailing at specific dates on the stock exchange. Therefore, the convertible loan is a hybrid instruments that include a debt host contract and an embedded derivative liability.

As the instrument contains an embedded derivative, it has been designated at fair value through profit or loss on initial recognition and as such the embedded conversion feature is not separated. All transaction costs related to financial instruments designated as fair value through profit or loss are expense as incurred.

The component of fair value changes relating to the company’s own credit risk is recognized in other comprehensive income (“OCI”). Amounts recorded in OCI related to credit risk are not subject to recycling in profit or loss but are transferred to retained earnings when realized. Fair value changes relating to market risk are recognized in profit or loss. There was no change in the company company’s own credit risk since the issuance of the convertible notes.

The fair value of the Convertible Loans has been determined using the Binomial model. The following assumptions were used to determine the fair value of the Convertible Loans:

	December 31, 2024	December 31, 2023
Risk‐free interest rate	-	4.66%
Expected volatility	-	50%
Expected dividend yield	-	0%

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 14 - Convertible loan (Continued):

Convertible loan A
Balance as of December 31, 2022	8,549
Income recognized in Profit or loss	(1,489)
Conversion of convertible loans (See note 12e)	(2,557)
Balance as of December 31, 2023	4,503
Loss recognized in Profit or loss	55
Conversion of convertible loans (See note 12g)	(3,344)
Repayment of principal and accrued interest (*)	(693)
Reclassification into Loans (**)	(521)
Balance as of December 31, 2024	-

Convertible loan A	As of Maturity Date	As of December 31, 2023
Carrying amount	-	4,503
Amount to be paid at Maturity Date (principal + accrued interest)	1,214	4,470

(*) On Maturity Date, the unconverted portion of Principal Loan Amount and any interest accrued up to and including the date that is twelve months following the Closing Date was amounted to $1,214. Following the Maturity Date and as of December 31, 2024, the Company repaid to Lenders an amount of $693.

(**) As of December 31, 2024, $521 of unconverted portion of Principal Loan Amount and any interest accrued up to and including the date that is twelve months following the Closing Date is due for payment and were reclassified into Loans (See note 10B).

b.Convertible loan B:

In March 2023, the Company signed an agreement ("the Agreement") with certain lenders (the "Lenders"), according to which the Company authorized the sale and issuance to the Lenders a convertible loan (the "Convertible Loan") with aggregate principal amounts of $10,077 (CAD 13,622) closed in two tranches. The first tranche of $8,710 (CAD 11,786) closed on October 30, 2023 and the second tranche of $1,367 (CAD $1,836) closed on December 22, 2023, ("Principal Loan Amount"). The Principal Loan Amount, to the extent and for the period of time that such Principal Amount is unconverted, shall bear interest at a rate of 12% per annum from the closing date (the "Closing Date") up to and including the date that is 24 months following the Closing Date (the "Second Anniversary").

The Company paid finder's fees of $148 in connection with the transaction.

The Company will pay the Lenders, to the extent such interest is unconverted:

(a)any interest accrued up to and including the date that is twelve months following the Closing Date (the “Anniversary”), on the Anniversary; and

(b)any interest accrued between and including the dates that are one day following the Anniversary and twenty-four months following the Closing Date (the “Secondary Anniversary”), on the Second Anniversary.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 14 - Convertible loan (Continued):

The Convertible Loan shall mature on the date that is twenty-four months following the Closing Date (the “Maturity Date”). Any unconverted portion of the Principal Loan Amount will be paid on the Maturity Date.

The Lenders may, at any time prior to the Maturity Date, elect to convert any unconverted portion of the Principal Loan Amount together with the accrued Interest thereon (the “Remaining Amount”), into common shares in the capital of the Company as constituted on the date hereof (“Shares”) at the Conversion Price.

The conversion price is the price per Share (the “Conversion Price”) that is equal to:

•80% of the closing price of the Shares, on the principal exchange on which the Shares are listed (the “Exchange”), on the date of receipt of the Conversion Notice by the Company (the “Closing Price”).

•In the event that the Discounted Conversion Price is less than CAD 8.40 per Share (the “Floor Price”), the Conversion Price will be equal to the Floor Price.

•In the event that the Discounted Conversion Price is greater than CAD 26.25 per Share (the “Ceiling Price”), the Conversion Price will be equal to the Ceiling Price.

An investor who invests a minimum amount of CAD 2,700,000 will also receive upon closing an additional warrant (the "Major Investment Warrant") for each CAD 10.50 invested. Each Major Investment Warrant will be exercisable for a period of 24 months from the Closing Date of the convertible loan to purchase a common share of the Company at CAD 10.50 per share. On October 30, 2023, the Company issued 518,174 Major Investment Warrants. At the Issuance date these Warrants were classified as Derivative liability (see note 9).

On March 28, 2024, all Major Investment Warrant holders agreed to convert the exercise price of the warrants from CAD to the equivalent in USD, based on the exchange rate at the dated of the approval of the Canadian Securities Exchange. Since the warrants have an exercise price denominated in USD which is the Company’s functional currency, the Company reclassified the Major Investment Warrants as an equity instrument.

As an incentive for early conversion, any investor who converts their investment amount within 12 months following the Closing Date of the convertible loan will receive a warrant for each CAD 10.50 converted (the "Early Conversion Warrant"). Each Early Conversion Warrant will be exercisable to purchase a common share of the Company at an exercise price of CAD 10.50 per share for a period expiring on the Maturity Date of the convertible loan.

On March 28, 2024, all Early Conversion Warrant holders agreed to convert the exercise price of the warrants from CAD to the equivalent in USD, based on the exchange rate at the dated of the approval of the Canadian Securities Exchange. Since the warrants have an exercise price denominated in USD, which is the Company’s functional currency, the Company reclassified the Early Conversion Warrants as an equity instrument.

During 2024, the company issued 1,699,018 shares as a result of the conversion of $10,500 (principal and accrued interest) related to the Convertible loan B and 1,359,216 Early Conversion Warrants to purchase shares of the Company at USD 7.77 per share. 1,178,501 warrants will expire on October 30, 2025, and 180,715 warrants will expire on December 22, 2025 (see Note 12g).

The Convertible Loan is denominated in Canadian dollars and convertible into common shares based on the principal and interest balance. The conversion rate to common shares is variable as it depends on the Company's share price prevailing at specific dates on the stock exchange. Therefore, the convertible loan is a hybrid instrument that includes a debt host contract and an embedded derivative liability.

As the instrument contains an embedded derivative, it has been designated at fair value through profit or loss on initial recognition and as such the embedded conversion feature is not separated. All transaction costs related to financial instruments designated as fair value through profit or loss are expensed as incurred.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 14 - Convertible loan (Continued):

The component of fair value changes relating to the company’s own credit risk is recognized in OCI. Amounts recorded in OCI related to credit risk are not subject to recycling in profit or loss but are transferred to retained earnings when realized. Fair value changes relating to market risk are recognized in profit or loss. There was no change in the company company’s own credit risk since the issuance of the convertible notes.

The fair value of the Convertible Loans has been determined using the Binomial model. The following assumptions were used to determine the fair value of the Convertible Loans:

	December 31, 2024	December 31, 2023
Risk‐free interest rate	-	4.17%
Expected volatility	-	50%

Convertible loan B
Balance as of December 31, 2022	-
Issuance of Convertible loan	10,077
Loss recognized in Profit or loss	1,650
Balance as of December 31, 2023	11,727
Conversion of convertible loans (See note 12g)	(14,275)
Loss recognized in Profit or loss	2,548
Balance as of December 31, 2024	-

Convertible loan B	As of Maturity Date	As of December 31, 2023
Carrying amount	-	11,727
Amount to be paid at maturity date (principal + accrued interest)	-	10,342

c.Convertible loan C:

In April 2023, the Company signed an agreement ("the Agreement") with certain lenders (the "Lenders"), according to which the Company authorized the sale and issuance to the Lenders a convertible loan (the "Convertible Loan") with aggregate principal amounts of $3,440 (CAD 4,642) ("Principal Loan Amount"). The Principal Loan Amount, to the extent and for the period of time that such Principal Amount is unconverted, shall bear interest at a rate of 9% per annum from the closing date (the "Anniversary"). The Company will pay the Lenders, to the extent such interest is unconverted any interest accrued up to and including the date that is twelve months following the Closing Date on the Anniversary.

The Company paid the finder’s fees of $31 in connection with the transaction.

The Convertible Loan shall mature on the date that is twelve months following the Closing Date (the “Maturity Date”). Any unconverted portion of the Principal Loan Amount will be paid on the Maturity Date.

The Lenders may, at any time prior to the Maturity Date, elect to convert any unconverted portion of the Principal Loan Amount together with the accrued Interest thereon (the “Remaining Amount”), into common shares in the capital of the Company as constituted on the date hereof (“Shares”) at the Conversion Price.

The conversion price is CAD 7.00 per share (the "Conversion Price").

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 14 - Convertible loan (Continued):

During 2024, the company issued 730,976 shares as a result of the conversion of $3,764 (principal and accrued interest) related to Convertible loan C (see Note 12g).

The Convertible Loans are denominated in Canadian dollars and convertible into common shares based on the principal and interest balance. Therefore, the convertible loan is a hybrid instrument that includes a debt host contract and an embedded derivative liability.

As the instrument contains an embedded derivative, it has been designated at fair value through profit or loss on initial recognition and as such the embedded conversion feature is not separated. All transaction costs related to financial instruments designated as fair value through profit or loss are expensed as incurred.

The component of fair value changes relating to the company’s own credit risk is recognized in other comprehensive income. Amounts recorded in OCI related to credit risk are not subject to recycling in profit or loss but are transferred to retained earnings when realized. Fair value changes relating to market risk are recognized in profit or loss. There was no change in the company company’s own credit risk since the issuance of the convertible notes.

The fair value of the Convertible Loans has been determined using the Binomial model. The following assumptions were used to determine the fair value of the Convertible Loans:

	December 31, 2024	December 31, 2023
Risk‐free interest rate	-	4.66%
Expected volatility	-	50%
Expected dividend yield	-	0%

Convertible loan C
Balance as of December 31, 2022	-
Issuance of Convertible loan	3,440
Loss recognized in Profit or loss	863
Balance as of December 31, 2023	4,303
Conversion of convertible loans (See note 12g)	(5,203)
Loss recognized in Profit or loss	900
Balance as of December 31, 2024	-

Convertible loan C	As of Maturity Date	As of December 31, 2023
Carrying amount	-	4,303
Amount to be paid at maturity date (principal + accrued interest)	-	3,638

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 15 – Income taxes:

a.Basis of taxation:

i)The Company’s subsidiaries are separately taxes under the domestic tax laws of the jurisdiction of incorporation of each entity.

ii)The Company files a federal income tax return in Canada, that includes both federal and provincial income tax filings, the Israeli subsidiary file income tax return in Israel and the U.S. subsidiaries file federal and state income tax returns in the U.S.

iii)The Company remains subject to audit by the relevant tax authorities for the years ended 2018 through 2024.

iv)The Canadian corporate tax rate stands at 27%, the Israeli corporate tax rate stands at 23% and the corporate tax rate in the U.S. stands at 21% for the years ended December 31, 2024 and 2023.

b.Current and Deferred taxes:

The components of the income or loss before the provision for income taxes for the years ended December 31, 2024, and 2023 were as follows:

	December 31, 2024	December 31, 2023
Canada	(7,542)	(4,862)
Israel	(5,125)	(7,845)
United States	(238)	143
Total income or loss before income taxes	(12,905)	(12,564)

The provision for income taxes for the years ended December 31, 2024, and 2023 was as follows:

	December 31, 2024	December 31, 2023
Current
Canada	-	-
Israel	-	-
United States	(8)	-
Deferred
Canada	-	-
Israel	-	-
United States	-	-
Total deferred income tax expense	-	-
Total provision for income taxes	(8)	-

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 15 – Income taxes (continued):

c.Net operating losses carryforwards:

As of December 31, 2024, the Company has estimated carry forward tax losses of approximately $52,217, which may be carried forward and offset against taxable income for an indefinite period in the future.

Deferred tax asset over the Company's losses was not recognized since it is not probable that taxable profit will be available in the foreseen future.

The estimated carry forward tax losses for the year ended December 31, 2024, are as follows:

December 31, 2024
Canada	(7,023)
Israel	(45,156)
United States	(38)
Total estimated carry forward tax losses	(52,217)

d.Reconciliation of effective tax rate:

The reasons for the difference between the actual tax charge for the year and the standard rate of corporation tax applied to profits for the year are as follows:

For the Year ended December 31,	2024	2023
Loss before income tax	(12,905)	(12,564)
Non-taxable losses in Canada, Israel and United States	12,966	12,707
Taxable income before income taxes	61	143
Company’s domestic tax rate in Canada	27%	27%
Income tax expense based on average statutory tax rate	16	39
Imputed interest over inter-company balances	(2)	-
Carryforward NOL	(3)	-
Different tax rates applied in overseas jurisdictions	(3)	-
Other differences unrecognized previously	-	(39)
Total income tax expense	8	-

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 16 - Financial instruments and risk management:

The Company holds the following financial instruments:

Financial assets	2024	2023
Financial assets at amortized cost
Cash and cash equivalents	2,390	5,355
Trade accounts receivable	1,116	808
Other accounts receivable (*)	13	17
Restricted cash	371	179
	3,890	6,359
Financial liabilities	2024	2023
Financial liabilities at amortized cost
Trade accounts payable and Accrued liabilities	3,926	2,236
Other accounts payable (**)	2,325	1,527
Loans	3,905	-
Liability and Provision for Agricultural Research Organization (**)	2,696	2,508
Lease liabilities	9,913	1,807
	22,765	8,078
Financial liabilities at fair value
Derivative liability - Warrants	-	526
Convertible loan	-	20,533
	-	21,059

(*) Financial instruments that are included in other accounts receivable are deposits (Note 5)

(**) Short-term liability and provision for Agricultural Research Organization are also presented in other accounts payable and therefore reclassed only for the purposes of this note (Note 11)

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 16 - Financial instruments and risk management (continued):

The Company is exposed to a variety of financial risks, which results from its financing, operating and investing activities. The objective of financial risk management is to contain, where appropriate, exposures to these financial risks to limit any negative impact on the Company's financial performance and position. The Company's financial instruments are its cash, cash equivalents and restricted cash, trade and other accounts receivable, trade and other accounts payable, loans, accrued liabilities, liability and provision for Agricultural Research Organization and lease liabilities. The main purpose of these financial instruments is to raise finance for the Company's operation. The Company actively measures, monitors and manages its financial risk exposures by various functions pursuant to the segregation of duties and principals. The risks arising from the Company's financial instruments are mainly currency risk and liquidity risk. The Company has no interest rate risk as the balances exposure to interest is minimal. The risk management policies employed by the Company to manage these risks are discussed below.

a.Foreign currency risk:

Foreign exchange risk arises when the Company enters into transactions denominated in a currency other than its functional currency. The Company is exposed to currency risk to the extent that there is a mismatch between the currency in which it is denominated and the respective functional currency of the company. The currencies in which some transactions are primarily denominated are CAD, USD, Euro and NIS.

The company's policy is not to enter into any economic hedging transactions to neutralize the effects of foreign currency fluctuations. The carrying amounts of the Company's foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

	As of December 31, 2024
	USD	Euro	CAD	NIS	Total
Assets
Cash and cash equivalents	2,279	-	84	27	2,390
Trade accounts receivable	506	-	-	610	1,116
Other accounts receivable	-	-	-	13	13
Restricted cash	11	-	-	360	371
	2,796	-	84	1,010	3,890
Liabilities
Trade accounts payable and Accrued liabilities	1,496	-	99	2,331	3,926
Other accounts payable	1,049	-	169	1,107	2,325
Loans	3,373	-	532	-	3,905
Liability and Provision for Agricultural Research Organization	-	-	-	2,696	2,696
Lease liabilities	-	-	-	9,913	9,913
	5,918	-	800	16,047	22,765

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 16 - Financial instruments and risk management (continued):

	As of December 31, 2023
	USD	Euro	CAD	NIS	Total
Assets
Cash And cash equivalents	4,961	4	109	281	5,355
Trade accounts receivable	334	-	-	474	808
Other accounts receivable	-	-	-	17	17
Restricted cash	59	-	-	120	179
	5,354	4	109	892	6,359
Liabilities
Trade accounts payable and Accrued liabilities	1,107	-	79	1,050	2,236
Other accounts payable	1,339	-	30	158	1,527
Loans	-	-	-	-	-
Liability and Provision for Agricultural Research Organization	-	-	-	2,508	2,508
Lease liabilities	-	-	-	1,807	1,807
Derivative liability - Warrants	526	-	-	-	526
Convertible loans	20,533	-	-	-	20,533
	23,505	-	109	5,523	29,137

Analysis:

A 5% appreciation of the USD against the following currencies would have increased (decreased) equity and the income statement by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

For a 5% depreciation of the USD against the relevant currency, there would be an equal and opposite impact on the profit and other equity.

Linked Currency	As of December 31, 2024		As of December 31, 2023
	Net Assets	Net Impact	Net Assets	Net Impact
CAD	(716)	(36)	-	-
Euro	-	-	4	-
NIS	(15,037)	(752)	(4,631)	(232)

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 16 - Financial instruments and risk management (continued):

b. Liquidity risks:

Liquidity risk is the risk that arises when the maturity of assets and the maturity of liabilities do not match. An unmatched position potentially enhances profitability but can also increase the risk of loss. The Company has procedures with the object of minimizing such loss by maintaining sufficient cash and other highly liquid current assets and by having available an adequate amount of committed credit facilities. The Company has no material obligation beyond one year except for lease liabilities, installments for equipment purchase agreement disclosed in note 7 (the liability for governmental institutes depends on achieving future revenues) and cash in bank to finance its working capital in the near future.

The following tables detail the Company's remaining contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the repayment forecast of the management of the company.

December 31, 2024	Amortized cost
	Book value	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	> 5 years	Total
Trade accounts payable and Accrued liabilities	(3,926)	(3,926)	-	-	-	-	(3,926)
Other accounts payable	(2,325)	(2,325)	-	-	-	-	(2,325)
Loans	(3,905)	(3,905)	-	-	-	-	(3,905)
Lease Liability	(9,913)	(924)	(1,206)	(1,176)	(1,188)	(14,862)	(19,356)
Liability and Provision for Agricultural Research Organization	(2,696)	(2,424)	(272)	-	-	-	(2,696)
Total	(22,765)	(13,504)	(1,478)	(1,176)	(1,188)	(14,862)	(32,208)

December 31, 2023	Amortized cost
	Book value	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	> 5 years	Total
Trade accounts payable and Accrued liabilities	(2,236)	(2,236)	-	-	-	-	(2,236)
Other accounts payable	(1,527)	(1,527)	-	-	-	-	(1,527)
Lease Liability	(1,807)	(457)	(428)	(425)	(425)	(694)	(2,429)
Liability and Provision for Agricultural Research Organization	(2,508)	(1,345)	(998)	(165)	-	-	(2,508)
Total	(8,078)	(5,565)	(1,426)	(590)	(425)	(694)	(8,700)

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 16 - Financial instruments and risk management (continued):

c. Fair value of financial assets and liabilities:

The fair value of the Company's current financial assets and liabilities approximates their carrying amounts as their maturity date is less than 1 year and they do not bear a fixed interest rate.

Reconciliation of fair value measurements that are categorized within Level 3 of the fair value hierarchy:

Derivative liability - Warrants	2024	2023
Balance as of January 1	526	-
Issuance of Warrants*	-	291
Exercise of Warrants	-	-
Loss (income) recognized in Profit or loss	408	235
Reclassification as an equity instrument (Note 9)	(934)	-
Balance as of December 31	-	526

Convertible loan	2024	2023
Balance as of January 1	20,533	8,549
Issuance of Convertible loan	-	13,517
Conversion of convertible loans	(22,822)	(2,557)
Loss recognized in Profit or loss	3,503	1,024
Repayment of principal and accrued interest	(693)	-
Reclassification into Loans	(521)	-
Balance as of December 31	-	20,533

*Recognized in profit and loss

d. Financial instruments not measured at fair value:

Financial instruments not measured at fair value include cash and cash equivalents, restricted cash, trade and other accounts receivable, trade and other accounts payable, liability and provision to Agricultural Research Organization, loans and lease liabilities.

Due to their short-term nature, the carrying value of cash and cash equivalents, restricted cash, trade and other accounts receivable, trade and other accounts payable and loans approximate their fair value.

The fair value of Liability and Provision to Agricultural Research Organization for December 31, 2024, and December 31, 2023, is not materially different to the carrying amount, since the interest rate used in the initial recognition is close to current market rates.

e. Capital management:

The Company seeks to maintain a capital structure which enables it to continue as a going concern and which supports its business strategy. The Company's capital is provided by equity rising. The Company manages its capital structure through raising funds from shareholders. The Company has net cash and cash equivalents as of December 31, 2024, of $2,390 (2023 – $5,355). Accordingly, the directors believe that the Company will be able to pay its debts when they fall due, and to fund near term anticipated activities based on receipt from issuance of shares in addition to revenues backlog.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 17 - Related Parties Transactions:

Related parties including the Company's CEO, CFO, Chairman of the Board and Directors.

Related party transactions:

For the year and period ended December,	2024	2023
Compensation for key management personnel of the Company:
CEO Management fees	532	468
Chairman of the Board Management fees	429	962
CFO Management fees	54	30
Directors Management fees	128	124
Share-based payment to CEO	-	11
Share-based payment to Chairman of the Board	-	198
Share-based payment to CFO	1	1
Other related party transactions:
Accrued interest to a close member of the Chairman of the Board (*)	4	-
Accrued interest to CFO (*)	2	-
Issuance of units of securities to Directors (**)	50	-
Issuance of shares to Directors (***)	142	-
Share-based payments to Directors	21	11

Related party balances:

For the year and period ended December,	2024	2023
Due to the CEO	231	29
Due to the Chairman of the Board (*)	688	-
Due to the CFO (*)	199	-

Bonus plan

The Company's Chairman of the Board, CEO, CFO and key management employees are entitled to receive an annual bonus based on performance.

(*) Short-term loans

During 2024, in connection with the offering disclosed in note 10A, a close member of the Chairman of the Board and the CFO, each separately, have lent to BioHarvest Sciences Inc. an aggregate amount of $660 and $157, respectively.

(**) Issuance of unit of securities

On June 28, 2024, in connection with the private placement financing disclosed in note 12h, an independent director of the Company participated by investing an aggregate amount of $50 which resulted in the issuing of 7,000 units.

(***) Issuance of shares to Directors

On March 28, 2024, in connection with the issuance of convertible loan A disclosed in note 14a, an independent director of the Company converted his carrying amount which consist of principal and accrued interest into 21,744 common shares.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 18 - Revenue:

Effective January 1, 2024, the Company has two business units: the Products business unit and the CDMO Services business unit.

(1)In the products business unit, the Company derives its revenue from selling and transferring goods upon and at complete delivery of the goods.

(2)In the CDMO Services business unit, the Company derives its revenue through completing an end-to-end service activity for the research, development and manufacturing of specific plant-based active molecules.

See note 26 regarding geographical and segmental information.

NOTE 19 - Cost of revenues:

	For the year ended December 31,
	2024	2023
Wage and salaries	2,312	1,701
Share based compensation	110	52
Materials	967	812
Subcontractors	6,864	3,833
Depreciation and amortization	518	427
Recruitment expenses	19	17
Exporting	100	143
Office maintenance, communication and Travel	356	54
	11,246	7,039

NOTE 20 – Research and development expenses:

	For the year ended December 31,
	2024	2023
Wage and salaries	2,512	2,166
Share based compensation	127	13
Professional and legal fees	732	287
Patents	69	79
Materials	223	200
Depreciation and amortization	334	259
Recruitment expenses	-	11
Office maintenance, communication and Travel	775	318
Others	25	36
	4,797	3,369

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 21 – Sales and Marketing expenses:

	For the year ended December 31,
	2024	2023
Wage and salaries	2,137	1,199
Share based compensation	175	49
Subcontractors	9,063	6,264
Depreciation and amortization	159	104
Office maintenance, communication and Travel	199	132
	11,733	7,748

NOTE 22 - General and administrative expenses:

	For the year ended December 31,
	2024	2023
Wage and salaries	1,502	1,815
Share based compensation	189	449
Professional and legal fees	1,229	918
Reassessment of Provision to Agricultural Research Organization	(205)	96
Rent	27	26
Depreciation and amortization	240	(*) 50
Finder fees	-	269
Investor Relation	380	126
Recruitment expenses	14	(*) 7
Office maintenance, communication and Travel	954	609
Others	71	117
	4,401	4,482

(*) Comparative amounts have been reclassified to conform to the current year presentation (Note 2b)

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 23 - Financial expenses:

	For the year ended December 31,
	2024	2023
Expense recognized from Derivative liability - Warrants	408	(*) 526
Fair value adjustments of Convertible loans and issuance of Warrants	3,503	1,024
Interest paid on convertible loans	-	416
Interest over Provision for Agricultural Research Organization	403	402
Interest over Short-term loans	70	-
Bank commissions	116	136
Payment gateway fees	579	-
Exchange rate differences	75	-
Interest	762	120
	5,916	2,624

(*) Comparative amounts have been reclassified to conform to the current year presentation (Note 2b)

NOTE 24 - Financial Income:

	For the year ended December 31,
	2024	2023
Income recognized from Derivative liability - Warrants	-	-
Exchange rate differences	-	26
	-	26

NOTE 25 - Commitments and Contingencies:

Liability for Agricultural Research Organization

In March 2007, the Company entered into a Research and Exclusive License Agreement with the Volcany Center (ARO). According to the agreement, the Company has the right to develop, market and sell the product "Vinia®". The Volcany center is entitled to royalties at the amount of 3% of the Vinia sales. Future products are not included in this agreement. Furthermore, if the Company sells the license or grants a sub-license to a third party, the Volcany Center will be entitled to 5% of the total amount of the consideration received by the Company.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 26 - Operating segments:

Effective January 1, 2024, the Company has two operating segments or business units: the Products business unit and the CDMO Services business unit. In identifying these operating segments, management generally follows the Company service lines representing its main products and services.

The Company's chief operational decision maker reviews the Company's internal reports for performance evaluation and resource allocations. The Company's management determined the operational segments based on these reports. The chief operational decision maker examines the performance of the operating segments based on the measurement of operating profit. No information was presented on the assets and liabilities of the segments because these items are not analyzed by the main operational decision maker in segmentation.

The Company's chief operating decision maker is the chief executive officer.

Segment description

1.Products business unit

oNutraceuticals: Research, development, manufacturing, marketing and sales of science-based health and wellness nutraceutical solutions (capsules, powders, chews and other delivery mechanisms such as coffee, teas and protein bars);

oCosmeceuticals: Research and development for future manufacturing, marketing, and sales of science-based therapeutic cosmeceutical solutions.

2.CDMO Services business unit

Offering customers from the pharmaceuticals, cosmeceuticals, nutraceuticals, and nutrition industries through an end-to-end service agreement for development and manufacturing of specific plant-based active molecules.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 26 - Operating segments (continued):

Segment information

	For the year ended December 31, 2024
	Products	CDMO Services	Total
Revenues	24,906	282	25,188
Cost of revenues	11,061	185	11,246
Segment loss	5,797	1,192	6,989
Finance expense, net			5,916
Tax expenses			8
Net loss and comprehensive loss			12,913

	For the year ended December 31, 2023
	Products	CDMO Services	Total
Revenues	12,672	-	12,672
Cost of revenues	7,039	-	7,039
Segment loss	9,966	-	9,966
Finance expense, net			2,598
Tax expenses			-
Net loss and comprehensive loss			12,564

Entity wide disclosures

	External revenue by location For the year ended December 31,

	2024	2023
Israel	2,177	1,813
North America	23,011	10,859
	25,188	12,672

Additional information about revenue

There is no single customer from which revenue amounts to 10% or more of total revenue reported in the financial statements for the year ended December 31, 2024, and 2023.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 27 - Changes in liabilities arising from financing activities:

Reconciliation of the changes in liabilities for which cash flows have been or will be classified as financing activities in the statement of cash flows:

	Lease liabilities	Convertible loans	Derivative liability - Warrants	Liability and Provision for Agricultural Research Organization	Loans
As at January 1, 2024	1,807	20,533	526	2,508	-
Changes from financing cash flows:
Payments of lease liabilities	(579)	-	-	-	-
Proceeds from drawing loans, net of principal and interest repayments	-	-	-	-	3,314
Repayments of principal and interest of convertible loans	-	(693)	-	-	-
Total changes from financing cash flows	1,228	19,840	526	2,508	3,314
Additions of and modification to leases	7,586	-	-	-	-
Changes in fair value		3,503	408	205	-
Issuance of Warrants	-	-	-	-	-
Interest expense	671	-	-	-	70
Interest paid	-	-	-	-	-
Reclassification	-	(521)	(934)	-	521
Conversion of Convertible loan	-	(22,822)	-	-	-
Index adjustments	386	-	-	-	-
Effects of foreign exchange	42	-	-	(17)	-
As at December 31, 2024	9,913	-	-	2,696	3,905

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 27 - Changes in liabilities arising from financing activities (continued):

	Lease liabilities	Convertible loans	Derivative liability - Warrants	Liability and Provision for Agricultural Research Organization	Loans
As at January 1, 2023	2,009	8,549	-	2,010	-
Changes from financing cash flows:
Payments of lease liabilities	(364)	-	-	-	-
Proceeds from drawing loans, net of principal and interest repayments	-	-	-	-	-
Proceeds from issuance of convertible loans, net of principal and interest repayments	-	13,517	-	-	-
Total changes from financing cash flows	1,645	22,066	-	2,010	-
Additions of and modification to leases	-	-	-	-	-
Changes in fair value	-	1,024	235	96	-
Issuance of Warrants	-	-	291	-	-
Interest expense	346	-	-	402	-
Interest paid	(116)	-	-	-	-
Reclassification	-	-	-	-	-
Conversion of Convertible loan	-	(2,557)	-	-	-
Index adjustments	-	-	-	-	-
Effects of foreign exchange	(68)	-	-	-	-
As at December 31, 2023	1,807	20,533	526	2,508	-

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

(USD in thousands, except per share data)

NOTE 28 - Subsequent events:

1)On January 16, 2025, the Company signed a new lease agreement replacing the existing lease agreement with the lessor (Note 8d).

2)On February 14, 2025, the Company completed a voluntary delisting process of its common shares from the Canadian Securities Exchange and continue to be traded on Nasdaq Global Market.

3)Following December 31, 2024, the Company received an additional aggregate amount of $1,677 to its short-term loan (Note 10A).

4)Following December 31, 2024, the Company received $1,797 as part of a new loans facilities, available for lenders who participated in convertible loan B (Note 14b). The loans will bear interest at a rate of 5%, 10% and 12% per annum, paid on a quarterly or annually basis. The term of the loans is 24 months from the closing date. In addition, the Company will extend the Eary Conversion Warrants and Major Investor Warrants held by the lenders.

5)Following December 31, 2024, the Company received $480 as part of a new convertible loan facility. The new convertible loan facility will bear interest at a rate of 8% per annum and will be paid on an annual basis. The term of the convertible loan is 36 months for the closing date. The lender may, at any time following the First Anniversary, prior to the Maturity Date, elect to convert any unconverted portion of the Principal Amount together with the accrued Interest thereon (the “Remaining Amount”), in principal increments of $1,000,000 or the full amount of the loan, or such other increment agreed to by the Company and the lender into common shares at the Conversion Price (as defined below).

The conversion price is the price per Share (the “Conversion Price”) that is equal to Closing Market Average of the Company’s common shares on the date of conversion less a discount of 20% but in any event not less than the Closing Market Price on the date of issuance (the “Floor Price”) and not higher than three times the Floor Price if converted after the First Anniversary and before the Second Anniversary and five times the Floor Price if converted after the Second Anniversary.

No conversion may be made within 3 months of the latest conversion by the lender.